SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2019

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

By letter dated September 9, 2019, the Company reported that in compliance with Section 62 of the Regulations issued by the Buenos Aires Stock Exchange, this is to report the following information:

1. Results of the period	In thousands of ARS
	06/30/2019	06/30/2018
Results of the period	(26,847)	23,237
Attributable to:
Company's shareholders	(25,615)	14,727
Non-controlling interest	(1,232)	8,510

2. Other integral results of the period	In thousands of ARS
	06/30/2019	06/30/2018
Other integral results of the period	(1,417)	9,449
Attributable to:
Company's shareholders	(656)	(2,353)
Non-controlling interest	(761)	11,802

3. Total integral results of the period	In thousands of ARS
	06/30/2019	06/30/2018
Total integral results of the period	(28,264)	32,686
Attributable to:
Company's shareholders	(26,271)	12,374
Non-controlling interest	(1,993)	20,312

4. Equity	In thousands of ARS
	06/30/2019	06/30/2018
Share capital	575	575
Treasury shares	4	4
Inflation adjustment of share capital and treasury shares	9,294	9,294
Additional paid-in capital	10,173	10,173
Additional paid-in capital from of treasury shares	54	54
Legal reserve	339	339
RG CNV 609/12 reserve	6,578	6,578
Cost of treasury shares	(115)	(127)
Changes in non-controlling interest	(3,691)	(2,733)
Reserve for shares based payments	145	157
Reserves for future dividends	1,184	1,184
Reserve for currency translation adjustment	183	758
Revaluation Surplus	73	73
Special Reserve	49,983	4,191
Reserve for hedging	(6)	75
Reserve for defined benefit plans	(217)	(217)
Other reserves from subsidiaries	73	73
Retained earnings	(42,554)	30,883
Total attributable to the company's shareholders	32,075	61,334
Non-controlling interest	53,744	58,181
Total shareholder's equity	85,819	119,515

Pursuant to Article 62 (1) (6) and (8) of the aforementioned Regulations, at the closing date of the financial statements, the Company's capital stock is ARS 578,676,460 (including own shares in portfolio) whose shareholding composition is divided into 578,676,460 non-endorsable registered common shares of 1 nominal value each and entitled to 1 vote each.

The main shareholder of the Company is Cresud S.A.C.I.F. and A. (Cresud) with 359,102,219 shares, representing 62.35% of the issued share capital. Cresud is our ultimate controlling entity and is a company incorporated and domiciled in the Argentine Republic. The address of its headquarters is Moreno 877, 23 ° floor, Autonomous City of Buenos Aires, Argentina.

We also inform that as of June 30, 2019, by subtracting Cresud's holding and own shares in the portfolio, the remaining shareholders had 216,850,172 non-endorsable common shares of 1 nominal value each and entitled to 1 vote each of the Company representing 37.65% of the issued share capital.

As of June 30, 2019 there are no options or negotiable obligations convertible into circulation to acquire our shares.

Below are the highlights for the period ended June 30, 2019:

➢
The Net Income for fiscal year 2019 recorded a loss of ARS 26,847 million compared to a gain of ARS 23,237 million registered in 2018. This is mainly explained by the loss recorded by changes in the fair value of investment properties in Argentina Business Center.

➢
The adjusted EBITDA for fiscal year 2019 was ARS 19,715 million (ARS 5,640 million from Argentina Business center and ARS 14,075 million from Israel Business Center), increasing by 13.4% compared to 2018.

➢
Adjusted  EBITDA of rental segments in Argentina grew 6.8% in the compared fiscal years, mainly driven by office and hotel segments, which have dollar-denominated revenues, offset by a 15.3% drop in the shopping center business.

➢   In the Argentine Business Center, during fiscal year 2019 and subsequently, we have issued notes in the local capital market for the amount of USD 226.5 million with the objective of refinancing short-term liabilities.

➢
In  the Israel Business Center, we have sold an additional 19.5% of Clal Insurance during the year and subsequently. IDBD's stake in Clal, directly and through swaps, was reduced to 35.3% of its share capital.

Regarding  the paragraph l), section 3); 4) and 5) of the Regulations, it is recorded that the Board of Directors has begun the analysis of the proposals that will be made to the next annual shareholder's meeting, the result of which will be informed to the shareholders and respective bodies, the administrative body.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible for the Relationship with the Markets
Dated: September 9, 2019